Exhibit 2.5

EXECUTION VERSION

FOURTH AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER

This Fourth Amendment to Agreement and Plan of Merger is entered into as of the 10th day of April, 2013 (this “Amendment”), by and among PERMIAN MUD SERVICE, INC., a Texas corporation (the “Company”), ECOLAB INC., a Delaware corporation (“Parent”), OFC TECHNOLOGIES CORP., a Texas corporation and wholly owned subsidiary of Parent (“Merger Subsidiary”), and John W. Johnson, Steven J. Lindley and J. Loren Ross, solely in their capacity as the Representatives. The Company, Parent, Merger Subsidiary and the Representatives are collectively referred to as the “Parties.”

Recitals:

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger, dated as of October 11, 2012, as amended pursuant to that certain First Amendment to Agreement and Plan of Merger, dated November 28, 2012, and that certain Second Amendment to Agreement and Plan of Merger, dated November 30, 2012 (the “Second Amendment”), and that certain Third Amendment to Agreement and Plan of Merger, dated December 28, 2012 (as amended, the “Agreement”); and

WHEREAS, the Parties have agreed and now desire to further amend and modify the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.                                      Definitions. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Agreement.

2.                                      Amendments. The Agreement is hereby amended as follows:

(a)                                 All references in the Agreement to that certain “Interest Rate Swap Agreement between the Company and Wells Fargo Bank, N.A., dated as of September 30, 2011”, shall be and hereby are amended such that they read “Interest Rate Swap Agreement between the Company and Wells Fargo Bank, N.A., dated as of May 5, 2011, as amended on October 20, 2011”.

(b)                                 The definitions of “Future Transaction Tax Deductions” and “Transaction Tax Deductions” in Section 1.1 of the Agreement are hereby amended and modified in their entirety to read as follows:

“Future Transaction Tax Deductions” means an amount equal to the portions of the Bonus Plan Participation Payments that, under Applicable Law, will be deductible for U.S. federal income tax and Canadian income tax purposes by Parent and its Subsidiaries in Tax periods ending after the Closing Date.  For the avoidance of doubt, any deductions which are attributable to foreign entities that are pass through entities and therefore taken into consideration on a U.S. federal income tax return will be included for purposes of calculating Future Transaction Tax Deductions.  Except as hereinabove provided, no other deductions of any kind whatsoever, including under any U.S. state, Canadian provincial or other jurisdiction outside the U.S. and Canada, or for any taxes other than income taxes, will be included for purposes of calculating Future Transaction Tax Deductions.

“Transaction Tax Deductions” means an amount equal to the sum of the amount of deductions for U.S. federal income tax purposes and Canadian income tax purposes that, under Applicable Law, will be included on any Unfiled Consolidated U.S. Federal Income Tax Return or Unfiled Canadian Income Tax Return and result from (a) the payment of any Company Transaction Costs paid by Company, (b) the payment of the Bonus Plan Participation Payments, and (c) the payment of the Debt Pay-Off Amount.  For the avoidance of doubt, any deductions which are attributable to foreign entities that are pass through entities and therefore taken into consideration on a U.S. Federal Income Tax return will be included for purposes of calculating Transaction Tax Deductions.  Except as hereinabove provided, no other deductions of any kind whatsoever, including under any U.S. state, Canadian provincial or other jurisdiction outside the U.S. and Canada, or for any taxes other than income taxes, will be included for purposes of calculating Transaction Tax Deductions.

(c)                                  The following additional and new definitions will be added to Section 1.1 of the Agreement as follows:

“Broker Instruction” has the meaning set forth in Section 2.9(b)(v)(A).

“Capitalized Lease” has the meaning set forth in Section 6.17(a).

“Hoover” has the meaning set forth in Section 6.17(a).

“Sanjel” has the meaning set forth in Section 6.17(b).

“Sanjel Equipment Lease” has the meaning set forth in Section 6.17(b).

“Tax Audit” has the meaning set forth in Section 10.10.

“Unfiled Canadian Income Tax Return” means any consolidated Canadian federal income tax return of the Canada Subsidiaries of the Company for a Pre-Closing Tax Period which due date (taking into account applicable extensions) is after the Closing Date and which has not been filed by the Closing Date.

(d)                                 Section 2.9(b)(v) of the Agreement shall be and hereby is amended as follows:

(i)                                     Clause (A) thereof shall be and hereby is amended and restated in its entirety to read as follows:

“(A)  cause the Escrow Agent to deliver for settlement to a broker-dealer selected by the Representative a portion or all of the Escrowed Stock Consideration or other securities then held in the Escrow Fund to be sold for cash consideration only by such broker-dealer in one or more market transactions, provided that such broker-dealer is a nationally-recognized broker-dealer and is authorized to act only upon a written instruction executed by the Representative, the form of which shall have been provided by the Representative to Parent at least one (1) full Business Day prior to the date of delivery to the broker-dealer (the “Broker Instruction”). The Broker Instruction must be acknowledged in writing by the broker-dealer and (1) state that the Broker Instruction is the only instruction to such broker-dealer with respect to the sale of such securities and that, without the prior written approval of Parent, it may not be amended or revoked in whole or in part by the Representative in any manner which would (x) result in the net proceeds of the transaction not being deposited directly into the escrow account managed by the Escrow Agent from which the Escrowed Stock Consideration or other securities were delivered to such broker-dealer or unsold shares not being redeposited into such escrow account, or (y) modify the requirements specified in clauses (1) through (5) hereof; (2) require that the sale or settlement of any Escrowed Stock Consideration or other securities by such broker-dealer is conducted in one or more market transactions for cash consideration only; (3) direct that any and all net proceeds of such sale or settlement will be promptly (but in no event later than five Business Days following such sale or settlement) deposited into the escrow account managed by the Escrow Agent from which the Escrowed Stock Consideration or other securities were delivered to such broker-dealer in accordance with wire instructions to be delivered by the Escrow Agent simultaneously with the delivery of such securities to the broker-dealer for settlement; (4) require that any securities delivered by the Escrow Agent that for whatever reason are not sold or settled are promptly (but in no event later than five Business Days following receipt) returned to the Escrow Agent; and (5) include a requirement that the sale of any Escrowed Stock Consideration (or other securities then held in the Escrow Fund) will not be executed at a price per share lower than the sales of other shares of Parent Common Stock or other such securities, if any, offered for sale contemporaneously by such broker-dealer at the direction of any of the Representatives.  As promptly as practicable after the Closing, Parent and the Representatives shall jointly develop and agree upon a form of Broker Instruction that meets the requirements of this Section 2.9(b)(v)(A);”

(ii)                                  The last sentence thereof shall be and hereby is amended and restated in its entirety to read as follows:

“Parent agrees to execute joint written instructions as requested by the Representative in order to effect any of the actions described in Section 2.9(b)(v)(A) (provided such instructions are consistent with or written waiver by Parent has been obtained of the conditions set forth therein) or 2.9(b)(v)(B).”

(e)                                  Sections 4.3 and 7.2 of the Agreement shall be and hereby are amended to reflect that, (i) other than with respect to that certain ISDA Master Agreement, dated as of February 18, 2011, by and between Wells Fargo Bank, N.A. and Champion Technologies, Inc. (which shall not be terminated at or prior to the Effective time and for which no consent is required as a result of the transactions contemplated in the Agreement), those agreements listed on Section 1.1(f) of the Company Disclosure Schedule and Schedule 4.3 shall be terminated at or prior to the Effective Time, and (ii) subject to the termination of each such agreement as contemplated by clause (i), no consent with respect to such agreement shall be required as a result of the transactions contemplated in the Agreement.

(f)                                   The Company Disclosure Schedule shall be and is hereby amended to delete those disclosure schedules listed on and attached hereto as Annex A in their entirety and substitute in lieu and replacement thereof the disclosure schedules attached hereto as Exhibit A in order to accurately reflect the Parties’ agreement with respect to (i) the effectuation of (A) the Downstream Business Restructuring and an amendment to the scope of the Downstream Business as reflected in Schedule 1.1(i) to the Company Disclosure Schedule and an amendment to reflect the agreed list of Downstream Business Assets as reflected in revised Schedule 1.1(j) to the Company Disclosure Schedule (as specified by notations in the relevant disclosure schedules attached hereto as Exhibit A, which amendments shall be consistent with the Downstream Business Closing Documents and are not intended to expand or modify the assets, rights, liabilities or obligations conveyed, transferred or licensed pursuant to the Downstream Business Closing Documents) and (B) the Deepwater Gulf of Mexico spin-off, and (ii) any matters arising in the ordinary course of business since the date of execution of the Agreement and other amendments to the disclosure schedules for purposes of correcting information therein; provided that, in accordance with Section 11.9 of the Agreement, any amendments described in the immediately preceding clause (ii) shall be for informational purposes only and shall not be deemed to amend, supplement or modify the Company Disclosure Schedule for purposes of the conditions to Closing in Article VII of the Agreement, the termination provisions in Article IX of the Agreement or the indemnification provisions in Article X of the Agreement.

(g)                                  A new Section 6.17 is added to the Agreement as follows:

“Section 6.17       Hoover Materials Capital Lease.

(a)                                 The Parties acknowledge and agree that, notwithstanding any other provision of this Agreement, the Debt represented by that certain Lease-Purchase Agreement between Hoover Materials Handling Group Inc. (“Hoover”) and Corsicana Technologies effective April 2, 2012 (the “Capitalized Lease”), except for past due lease payments and other amounts due or owed to Hoover as of the Effective Time that are not fully offset or supported by payments to Corsicana Technologies under the Sanjel Equipment Lease, shall not be reflected on the Closing Balance Sheet or the Final Balance Sheet, included in the calculation of Estimated Debt or Closing Debt, included in the amount of any Estimated Working Capital Surplus or Estimated Working Capital Deficiency, included in the amount of any Closing Working Capital Surplus or Closing Working Capital Deficiency, or otherwise result in any adjustment to the Merger Consideration (except as provided in Section 6.17(b)).

(b)                                 In the event that Sanjel (USA) Inc. (“Sanjel”) defaults and fails to pay to Corsicana Technologies the lease payments required to be paid by Sanjel to Corsicana Technologies under that certain Equipment Lease Agreement between Corsicana Technologies and Sanjel, dated March 20, 2012, as existing at the Effective Time (the “Sanjel Equipment Lease”), then Parent and the Representatives may at any time after such failure to pay cause an amount equal to the aggregate amount of missed payments (together with any penalties under the Sanjel Equipment Lease and costs of collection) to be paid to Parent or Corsicana Technologies out of the Escrow Funds, and the Representative agrees to execute joint written instructions to the Escrow Agent in connection with any such disbursement of Escrow Funds.

(c)                                  Parent agrees that if Escrow Funds are paid to Parent or Corsicana Technologies pursuant to Section 6.17(b) then Parent will cause Corsicana Technologies to assign to Johnson & Lindley, LLC or such other Person as may be designated by the Representatives, all rights against Sanjel arising out of the default under the Sanjel Equipment Lease to seek recourse for reimbursement of the amounts paid out of the Escrow Funds from Sanjel.”

3.                                      Downstream Business Restructuring Documents. The Parties acknowledge and agree that, to the extent that there are any conflicts or inconsistencies between the Bill of Sale, Assignment and Assumption Agreement, the Transition Services Agreement, the Manufacturing and Raw Materials Supply Agreement, the Intellectual Property Assignment Agreement, the Intellectual Property Cross License Agreement and the Non-Competition Agreement entered into in connection with the Downstream Business Restructuring (the “Downstream Business Closing Documents”) and the provisions of the Second Amendment, the provisions of the Downstream Business Closing Documents shall control.

4.                                      Waiver of Pre-Closing Delivery Time Requirements. The Parties acknowledge their mutual desire to close the Merger on an expedited basis and accordingly, agree that if the Closing occurs, then at the Effective Time each Party shall be deemed to have waived any pre-closing delivery time requirements imposed upon the other Parties under the following sections of the Agreement:  Section 2.10 (“five (5) days prior to the Closing Date”), Section 4.4 (“three (3) Business Days prior to the Closing Date”), Section 4.5 (“three (3) Business Days prior to the Closing Date”), Section 6.2 (“fifteen (15) Business Days prior to before the Closing Date”) and Section 6.5(d) (“prior to December 10, 2012”).

5.                                      Bonus Plan.  Ecolab acknowledges that it has received and has approved the terms of the Bonus Plan and the related Bonus Plan Participation Payments in accordance with Section 6.2(a) of the Merger Agreement.

6.                                      References. All references to the Agreement in any document, instrument, agreement, or writing delivered pursuant to the Agreement (as amended hereby) shall hereafter be deemed to refer to the Agreement as amended hereby.

7.                                      Counterparts. This Amendment may be executed in any number of counterparts and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement. Any signature hereto delivered by a party hereto by facsimile transmission shall be deemed an original signature hereto.

8.                                      Ratification. The terms and conditions of the Agreement, as amended hereby, are hereby ratified, confirmed and approved in their entirety by the Parties, shall continue in full force and effect and are enforceable in accordance therewith.

9.                                     Miscellaneous Provisions. The provisions of Article XI of the Agreement are incorporated herein by this reference as if set out fully herein and shall apply in all respects to this Amendment.

IN WITNESS WHEREOF, the Parties have executed this Fourth Amendment as of the date first above written.

COMPANY:

PERMIAN MUD SERVICE, INC.

By:	/s/ Steven J. Lindley
Name:	Steven J. Lindley
Title:	President

PARENT:

ECOLAB INC.

By:	/s/ James J. Seifert
Name:	James J. Seifert
Title:	Executive Vice President, General Counsel & Secretary

MERGER SUBSIDIARY:

OFC TECHNOLOGIES CORP.

By:	/s/ Michael C. McCormick
Name:	Michael C. McCormick
Title:	President

REPRESENTATIVES:

/s/ John W. Johnson
John W. Johnson, as a Representative

/s/ Steven J. Lindley
Steven J. Lindley, as a Representative

/s/ J. Loren Ross
J. Loren Ross, as a Representative

[Fourth Amendment to Agreement and Plan of Merger]